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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69113

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westpac Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Avenue, 39th Floor, New York, NY 10017
(No. and Street)

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Glynn	(212) 751-4422	mglynn@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Westpac Capital Markets LLC
Statement of Financial Condition
September 30, 2021

OATH OR AFFIRMATION

I, Mark van der Griend, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westpac Capital Markets LLC, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Maryanne DeCaro

MARYANNE DECARO
Notary Public, State of New York
Qualified in Westchester County
No. 01DE6240008 No: 01DE6240008
My Commission Expires 4/25/2023

Notary Public

Signature: [signature]

Title:
Chief Executive Officer, Westpac Capital Markets, LLC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Westpac Capital Markets LLC
Contents
September 30, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of Westpac Capital Markets LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Westpac Capital Markets LLC (the "Company") as of September 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 23, 2021

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000, www.pwc.com/us

Westpac Capital Markets LLC
Statement of Financial Condition
September 30, 2021

	$
Assets	
Cash	39,278,851
Fees receivable	378,979
Deferred tax asset	87,250
Prepaid expenses	4,393
Total Assets	39,749,473
Liabilities and Member's Equity	
Liabilities	
Due to affiliate	166,705
Due to others	200,600
Income taxes payable	541,132
Total Liabilities	908,437
Member's Equity	38,841,036
Total Liabilities and Member's Equity	39,749,473

The accompanying notes are an integral part of these financial statements.

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company operates as an underwriter or selling group participant and is a chaperoning broker-dealer involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation and its subsidiaries ("The Parent Bank"), as permitted by Securities and Exchange Commission ("SEC") Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holdings Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The Company considers demand deposits accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company which check-the-box to be treated as a corporation for U.S. tax purposes. The Company files together with the Parent's consolidated Federal tax return. For New York State and New York City, and Illinois purposes the Company files as a member of the combined franchise tax returns of the New York Branch. Pursuant to tax sharing agreements, the Company settles taxes payable/receivable with the tax authorities on behalf of the Parent for its Federal tax return. For State and Local purposes, the Branch settles with the tax authorities and the Company settles its tax payable/receivable with the Branch. To the extent the Company's income taxes are in excess of amounts due to tax authorities, the Company pays the excess amounts to the Parent or the Branch.

The Company's income taxes are calculated based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company's allocated share of income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Related Party Transactions

The Company had a net payable to affiliates of $166,705 on the statement of financial condition as at September 30, 2021. The affiliates are comprised of the Branch and the Parent Bank. All receivables from the Parent Bank are settled with the Branch which then settles the receivable with the Company. Accordingly, all receivable and payable balances with these affiliates are reported on a net basis.

The Company had a net payable to the Branch, an affiliate, which amounted to $220,743 on the statement of financial condition as at September 30, 2021. The Company recognized a receivable of $147,703 which resulted from a cost-plus contractual agreement with the Branch. This receivable is offset by a payable to the Branch of $368,446 under an Expense Sharing Agreement ("the ESA").

The Company had a receivable from the Parent Bank, an affiliate, which amounted to $54,038 on the statement of financial condition as at September 30, 2021. This related to the selling/distribution of securities for the Parent Bank.

Under a service agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all securities transactions on behalf of the Company. Through the agreement, the Company fulfills its requirements under Rule 15a-6(a)(3) to issue required confirmation statements to U.S. investors and maintain appropriate books and records with respect to transactions entered into by the Company under the Agreement.

A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of its Parent Bank, failures to receive or failures to deliver are reported on the Company's balance sheet as a receivable or payable from the third party customer with an offsetting payable to or receivable from the Parent Bank. At September 30, 2021, there were no unsettled obligations that would constitute a failure to receive or failure to deliver.

4. Income Taxes

The components that make up the deferred tax asset are as follows:

Deferred Tax Assets		
Bonus expenses not deductible for tax purpose		61,156
Deferred compensation		26,094
Gross deferred tax assets	$	87,250
Deferred tax liabilites	$	-
Gross deferred tax liabilities	$	-

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2021, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

There are no tax years currently under examination at a federal, state, or local jurisdiction. Tax returns for fiscal years ended 2018, 2019 and 2020 can be subject to tax exams for federal, state, and local jurisdictions. The Company has no unrecognized tax benefits at September 30, 2021. In addition, the Company has concluded that it does not have any material uncertain tax positions.

As at September 30, 2021, $315,765 of income taxes payable are due to the Branch in connection with the combined state and local tax returns.

5. Commitments and Contingencies

The Company pays an allocation for rent and occupancy expense under the ESA with the Branch. Rent and occupancy expense are allocated to the Company. There are no quantifiable future minimum commitments under the ESA.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At September 30, 2021 the Company did not have any open underwriting commitments.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and uses the Alternative Net Capital Method as permitted by the rule equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. At September 30, 2021, the Company had net capital of $38,370,414, which was $38,120,414 in excess of its minimum requirement of $250,000.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through November 23, 2021, the date the financial statements were available to be issued. Management has determined there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Westpac
Capital Markets, LLC

Westpac Capital Markets LLC's Exemption Report

Westpac Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Westpac Capital Markets LLC

I, Mark van der Griend, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

SEC Mail Processing
NOV 2021
Washington, DC

Chief Executive Officer

Westpac Capital Markets LLC

November 23, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of Westpac Capital Markets LLC

We have reviewed Westpac Capital Markets LLC's assertions, included in the accompanying Westpac Capital Markets LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. §240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended September 30, 2021 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended September 30, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended September 30, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

November 23, 2021

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us